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 FORM 4                                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION                       OMB APPROVAL
-------                                                Washington, D.C. 20549                            --------------------------
[ ]Check this box if no longer subject to                                                                OMB Number:      3235-0287
   Section 16.  Form 4 or Form 5                                                                         Expires:   January 31, 2005
   obligations may continue.  See           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 Estimated average burden
   Instruction 1(b).                                                                                     hours per response.... 0.5

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(h) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol      6.  Relationship of Reporting Person(s)
   Riggio         Stephen                      Barnes & Noble, Inc.    Symbol=BKS            to Issuer (Check all applicable)
__________________________________________  _____________________________________________    _X__ Director      __ 10% Owner
                                                                                             _X__ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS Identification   4.  Statement for             title below)      below)
                                               Number of Reporting      Month/Day/Year
    c/o Barnes & Noble, Inc.                   Person, if an entity     2/5/03
    122 Fifth Avenue                           (voluntary)                                 Vice Chairman and Chief Executive Officer
__________________________________________                              ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date    7.  Individual or Joint/Group Filing
   New York,       New York        10011                               of Original (Month/       (Check Applicable Line)
__________________________________________                             Day/Year)             _X__ Form filed by One Reporting Person
  (City)          (State)          (Zip)                                                     ___ Form filed by More than One
                                                                                                 Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                         2A.                                              5. Amount of
                                         Deemed   3. Trans-    4. Securities Acquired (A)    Securities
                              2. Trans-  Exe-        action       or Disposed of (D)         Beneficially 6. Ownership
                                 action  cution      Code         (Instr. 3, 4 and 5)        Owned           Form:
                                 Date    Date        (Instr.     ------------------------    Following       Direct(D) 7. Nature of
                                 (Month/ if any         8)                 (A)               Reported        or           Indirect
1.  Title of Security            Day/    (Month/    ----------    Amount   or    Price       Trans-          Indirect     Beneficial
    (Instr.3)                    Year)   Day/Year)   Code   V              (D)               actions(s)      (I)          Ownership
----------------------------- ---------  ---------  ----------   --------  ---  --------  --------------- ------------ -------------
Common Stock                    2/5/03                M          336,486(1) A    $3.585(1)
Common Stock                    2/5/03                S             1,700   D     17.70
Common Stock                    2/5/03                S               200   D     17.69
Common Stock                    2/5/03                S               100   D     17.66
Common Stock                    2/5/03                S             1,600   D     17.65
Common Stock                    2/5/03                S            15,800   D     17.64
Common Stock                    2/5/03                S               500   D     17.63
Common Stock                    2/5/03                S             4,300   D     17.62
Common Stock                    2/5/03                S             6,800   D     17.61
Common Stock                    2/5/03                S             5,700   D     17.60
Common Stock                    2/5/03                S               900   D     17.59
Common Stock                    2/5/03                S             3,300   D     17.58
Common Stock                    2/5/03                S             7,800   D     17.57
Common Stock                    2/5/03                S             1,400   D     17.56
Common Stock                    2/5/03                S             3,500   D     17.55
Common Stock                    2/5/03                S             1,100   D     17.54
Common Stock                    2/5/03                S               300   D     17.53
Common Stock                    2/5/03                S             1,600   D     17.52
Common Stock                    2/5/03                S               200   D     17.51
Common Stock                    2/5/03                S            18,600   D     17.50
Common Stock                    2/5/03                S           100,000   D     17.45
Common Stock                    2/5/03                S           161,086   D     17.40        -0-

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).                                  SEC 1474 (9-02)

FORM 4 (continued)       Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                                                                                                                  6. Date
                                                                                                                     Exercisable
                                                                                                                     and
                                     2. Conver-               3A. Deemed                  5. Number of Deriv-        Expiration
                                        sion or    3. Trans-      Execution  4. Trans-       ative Securities        Date (Month/
                                        Exercise      action      Date, if      action       Acquired (A) or         Day/Year)
                                        Price of      Date        any           Code         Disposed of (D)      ---------------
                                        Deriv-        (Month/     (Month/      (Instr. 8)    (Instr. 3, 4, and 5) Date      Expir-
1. Title of Derivative Security         ative          Day/        Day/      -----   ---- ----------------------- Exercis-  ation
   (Instr. 3)                           Security       Year)       Year)      Code     V         A          D     able      Date
--------------------------------     -----------   ---------- -------------  ------------ ----------- ----------- --------  ------

Stock Option (Right to Buy)             $3.585(1)   2/5/03                      M                       336,486(1)  (2)   3/15/2003

                                                                          9. Number of
                                                                             Derivative   10. Ownership
                                                                             Securities       of Deriv-
                                                                             Beneficially     ative
                        7. Title and Amount of Underlying                    Owned            Security:
                           Securities (Instr. 3 and 4)                       Following        Direct       11. Nature of
                        ---------------------------------  8. Price of       Reported         (D) or           Indirect
                                                Amount or     Derivative     Trans-           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       action(s)        (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Stock Option
 (Right to Buy)         Common Stock            336,486(1)                   3,622,705(3)       D

Explanation of Responses

(1)  The transactions reported herein reflect the exercise of options, and the concurrent sale of the underlying stock, held by the
Reporting Person for approximately ten years and expiring in approximately one month.  These options originally related to one-half the number of shares at twice the exercise price, and were reported as such.  The number of shares acquired and the related exercise price set forth above result from the two-for-one stock split effected by the Issuer on September 22, 1997.

(2)  Of these, options with respect to 130,716 shares vested on March 15, 1995 and the balance vested on March 15, 1996.

(3) Represents the total number of stock options (right to buy) beneficially owned by the Reporting Person with respect to the
Issuer's Common Stock.

                                                                                     /s/ Stephen Riggio            2/7/03
**Intentional misstatements or omissions of facts constitute                    -------------------------------   ----------  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person      Date
  15 U.S.C. 78ff(a).
Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.
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